UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited
(Registrant’s name)

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 30, 2024, Mo Zhou resigned as member of the Board of Directors of Multimetaverse Holdings Limited (the “Company”). In his resignation letter, Mr. Zhou indicated that his resignation was the result of his having lost faith in management as a result of (i) his not having witnessed meaningful development of its core business, (ii) the Company seeking M&A opportunities instead of building its core business, and (iii) his not having received director compensation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2025

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

2